ferrovial For a world on the move Ferrovial N.V. & Subsidiaries Unaudited Financial Results Report January - March 2026

DISCLAIMER This report has been produced by Ferrovial N.V. (the “Company”, “we” or “us” and, together with its subsidiaries, the “Group”) for the sole purpose expressed herein. By accessing this report, you acknowledge that you have read and understood the following statements. Neither this report nor any of the information contained herein constitute or form part of, and should not be construed as, an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security of the Company. In this report, unless otherwise specified, the terms “Ferrovial,” the “Company,” “we,” “us,” and the “Group” refer to Ferrovial N.V., individually or together with its consolidated subsidiaries, as the context may require. Neither this report nor the historical performance of the Group’s management team or the Group constitutes a guarantee of the future performance of the Company and there can be no assurance that the Group’s management team will be successful in implementing the investment strategy of the Group. Forward-Looking Statements . This report contains forward-looking statements. Any express or implied statements contained in this report that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding estimates and projections provided by the Company and certain other sources with respect to the Company’s financial position, business strategy, plans, and objectives of management for future operations, dividends, capital structure, as well as statements that include the words “expect,” “aim,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “will”, “should,” “target,” “anticipate” and similar statements of a future or forward-looking nature, or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. 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Alternative Performance Measures In addition to the financial information prepared under the International Financial Reporting Standards (“IFRS”), this report may include certain alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015, and other financial or operational measures that are not presented in accordance with IFRS (collectively, "non-IFRS measures") that differ from financial information presented by the Group in its financial statements and reports containing financial information. The aforementioned non-IFRS measures include “Adjusted EBIT,” “Adjusted EBIT Margin,” “Adjusted EBITDA,” “Adjusted EBITDA Margin,” “Comparable or ‘Like-for-Like’ (‘LfL’) Growth,” “Order Book,” “Consolidated Net Debt,” “Cash flows excluding infrastructure projects (Ex-Infrastructure Cash Flows),” Cash flows from infrastructure projects (Infrastructure Cash Flows),” and “Ex-Infrastructure Liquidity.” These non-IFRS measures are designed to complement and should not be considered superior to measures calculated in accordance with IFRS. Although the aforementioned non-IFRS measures are not measures of operating performance, an alternative to cash flows, or a measure of financial position under IFRS, they are used by the Group’s management to review operating performance and profitability, for decision-making purposes, and to allocate resources. Moreover, some of these non-IFRS measures, such as “Consolidated Net Debt” are used by the Group’s management to explain the evolution of our global indebtedness and to assist our management in making decisions related to our financial structure and they may be, and in some cases are used by analysts and rating agencies to better understand the indebtedness that has recourse to the Group. Non-IFRS measures presented in this report are being provided for informative purposes only and should not be construed as investment, financial, or other advice. The Group believes that there are certain non-IFRS measures, which are used by the Group’s management in making financial, operational and planning decisions, which provide useful financial information that should be considered in addition to the financial statements prepared in accordance with the accounting regulations that applies (IFRS EU), in assessing its performance. We believe, these are generally consistent with the main indicators used by the community of analysts and investors in the capital markets, however, they do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. They have not been audited, reviewed or verified by the external auditor of the Group. For further details on the definition, explanation on the use, and reconciliation of non-IFRS measures, please see the section on “Alternative performance measures” in the Company’s Integrated Annual Report (including the Consolidated Financial Statements and Management Report) for the year ended December 31, 2025. Additional Information The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and in accordance therewith is required to file reports and other information with the SEC relating to its business, financial condition, and other matters. The Company's filings can be accessed by visiting EDGAR on the SEC's website at www.sec.gov.

Ferrovial Results January - March 2026

HIGHLIGHTS

- **Ferrovial recorded solid Q1 2026 results, with double-digit growth in revenue and EBITDA, showing a substantial improvement across all business divisions. Revenue** reached EUR 2,098 million, increasing +1.9% in reported terms and +10.2% in LfL, primarily driven by higher revenue from Highways (+3.6% reported, +13.7% LfL vs. Q1 2025) and higher contribution from Construction (+2.6% reported, +6.9% LfL growth). **Adjusted EBITDA** amounted to EUR 321 million, up by +4.0% reported and +15.0% in LfL terms, highlighting the higher contribution from Highways (-0.1% reported and +10.0% LfL), particularly US Highways, which delivered EUR 231 million of adjusted EBITDA (+0.8% reported and +12.0% LfL). Construction delivered a solid performance reaching +3.1% adjusted EBIT margin.
- **407 ETR's** traffic grew by +8.2% in Q1 2026, driven by more driving offers to alleviate congestion across the Greater Toronto Area (GTA) and an increase in mobility and rush-hour commuting from a higher percentage of onsite employees, partially offset by significant unfavorable winter weather. Revenues reached CAD 492 million in Q1 2026 (+20.0% vs Q1 2025). EBITDA increased by +25.4% in Q1 2026, including CAD 8.1 million of Schedule 22 provision accrued in Q1 2026.
- All **Managed Lanes** posted robust revenue per transaction growth in Q1 2026, significantly outpacing US inflation (+2.7%): NTE +18.3%, NTE 35W +17.3% & LBJ +11.5%. This metric grew by +4.9% at I-66 & +14.2% at I-77, where no price cap is in place.
- **Airports:** New Terminal One (JFK) construction development keeps progressing, with a focus on operational readiness, and the first set of ORAT trials having started in Q1 2026.
- **Construction** reached a 3.1% adjusted EBIT margin for Q1 2026, posting a stable year-over-year construction margin while increasing bidding costs. The order book remained at an all-time high of EUR 17,555 million (+0.5% LfL growth vs Dec. 2025), excluding approximately EUR 1.3 billion of pre-awarded contracts.
- **Solid financial position** with ex-infrastructure project companies liquidity levels reaching EUR 5,451 million and Consolidated Net Debt of ex-infrastructure project companies at EUR -1,218 million. Cash inflows were mainly driven by Construction operating cash flow (ex-tax payments, ex-dividend) (EUR 144 million), partially offset by treasury share purchases (EUR -162 million).

MAIN CORPORATE EVENTS AND RECENT DEVELOPMENTS

- In February 2026, Ferrovial-led consortium has been shortlisted for bidding the I-77 South Express Lanes project in North Carolina.

SUSTAINABILITY HIGHLIGHTS

- Ferrovial's Annual Climate Strategy Report was presented at the General Shareholders' Meeting for advisory voting, where it was supported by a 95.06% of represented share capital.

REPORTED P&L

(EUR million)	Q1 26	Q1 25
Revenue	**2,098**	**2,059**
Adjusted EBITDA*	**321**	**309**
Fixed asset depreciation	-123	-109
Adjusted EBIT*	**198**	**199**
Disposals & impairments	-1	297
Operating profit/(loss)	**197**	**496**

REVENUE

(EUR million)	Q1 26	Q1 25	VAR.	LfL growth*
Highways	336	324	3.6%	13.7%
Airports	5	5	6.0%	10.9%
Construction	1,625	1,584	2.6%	6.9%
Energy	118	74	59.4%	62.9%
Other	13	72	-81.5%	20.5%
Revenue	**2,098**	**2,059**	**1.9%**	**10.2%**

ADJUSTED EBITDA*

(EUR million)	Q1 26	Q1 25	VAR.	LfL growth*
Highways	235	235	-0.1%	10.0%
Airports	-8	-10	20.8%	17.1%
Construction	95	87	9.1%	12.2%
Energy	3	0	n.s.	n.s.
Other	-4	-4	-3.7%	60.2%
Adjusted EBITDA*	**321**	**309**	**4.0%**	**15.0%**

ADJUSTED EBIT*

(EUR million)	Q1 26	Q1 25	VAR.	LfL growth*
Highways	167	173	-3.8%	6.5%
Airports	-9	-12	22.0%	19.0%
Construction	50	52	-4.3%	-3.1%
Energy	-1	-4	72.3%	70.5%
Other	-8	-11	20.2%	40.3%
Adjusted EBIT*	**198**	**199**	**-0.7%**	**10.6%**

CONSOLIDATED NET DEBT*

(EUR million)	MAR-26	DEC-25
Consolidated Net Debt of ex-infrastructure project companies*	**-1,218**	**-1,341**
Consolidated Net Debt of infrastructure project companies*	**7,282**	**7,234**
Highways	6,786	6,787
Other	496	447
Consolidated Net Debt*	**6,064**	**5,893**

TRAFFIC PERFORMANCE

	Q1 26	Q1 25	VAR.
407 ETR**	567	524	8.2%
NTE ***	8	9	-3.6%
LBJ ***	11	11	-1.5%
NTE 35W***	12	12	1.0%
I-77***	9	10	-5.6%
I-66***	8	7	8.3%
Dalaman****	0.3	0.3	9.8%

*Million of **VKTs (Vehicle kilometers travelled) ***Transactions ****Passengers*

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix VI - Alternative Performance Measures*

1

Highways EUR 336 million EUR 235 million REVENUE ADJ. EBITDA* +13.7% LfL growth* +10.0% LfL growth* 87% 11%1%2% USA SPAIN PORTUGAL HEADQUARTERS REVENUE 407 ETR (48.29%, EQUITY-ACCOUNTED) The financial information presented herein for the first quarter of 2026 is based on, and is consistent with, the unaudited consolidated financial statements of 407 ETR for Q1 2026, published on April 30, 2026. TRAFFIC Q1 26 Q1 25 VAR. Avg trip length (km) 21.9 21.7 0.9 % Traffic/trips (million) 25.9 24.2 7.1 % VKTs (million) 567.5 524.3 8.2 % Avg Revenue per trip (CAD) 18.90 16.81 12.4 % VKTs (Vehicle kilometers travelled) VKTs increased by +8.2% vs. Q1 2025, due to more driving offers to alleviate congestion across the GTA (Greater Toronto Area), and an increase in mobility and rush-hour commuting from a higher percentage of onsite employees, partially offset by unfavorable winter weather. Q1 2026 traffic was impacted by the year-over-year comparison from promotions, 3 months of promotions in Q1 2026 vs. 1 month (March) in Q1 2025. Traffic (VKTs) performance vs. 2025: 9.7% 15.7% 1.1% 8.2% Jan Feb Mar Q1 P&L (CAD million) Q1 26 Q1 25 VAR. Revenue 492 410 20.0 % EBITDA 403 321 25.4 % EBITDA margin 81.9% 78.3 % EBIT 376 295 27.5 % EBIT margin 76.4% 71.8 % Revenue was up by +20.0% compared to Q1 2025, reaching CAD 492 million. • Toll revenue (94.7% of total in Q1 2026): +22.1% to CAD 466 million, primarily due to higher toll rates effective January 1, 2026 and higher traffic volume. • Fee revenue (4.9% of total in Q1 2026): -15.1% to CAD 24 million, due to the removal of tolls on Highway 407 East, which resulted in the end of service fee revenue effective June 1, 2025. • Contract revenue (0.4% of total in Q1 2026): driven by works related to the de-tolling of Highway 407 (CAD 2 million in Q1 2026). (CAD million) Q1 26 Q1 25 VAR. Toll Revenue 466 382 22.1 % Fee Revenue 24 29 -15.1 % Contract Revenue 2 0 n.a. Total Revenue 492 410 20.0 % OPEX remained flat (+0.1% vs Q1 2025). • Higher customer operations costs as a result of a higher provision for lifetime expected credit loss for certain historical delinquent accounts. • Higher highway operations costs due to higher winter maintenance costs as a result of unfavorable weather conditions. • Higher system operations costs as result of higher Cloud usage and investment in system enhancements to support customer loyalty and targeted customer engagement, as well as general inflationary increases across several software and support contracts. • Lower Schedule 22 Payment expense in Q1 2026 (CAD 8.1 million) vs Q1 2025 (CAD 25.9 million). The decrease is driven by more effective driving offers expected for 2026, which will result in a lower Schedule 22 Payment for 2026. EBITDA was +25.4% vs. Q1 2025, mainly due to higher revenues. Dividends: No dividends were paid to shareholders in Q1 2026 or Q1 2025. At the April Board meeting, a CAD 500 million dividend was approved for Q2 2026 (vs. CAD 200 million dividend in Q2 2025). Net debt: CAD 10,339 million (average cost of 4.33%) in March 2026 vs. CAD 10,510 million in December 2025. 57% of debt matures beyond 2039 (including the Syndicated credit facility). Upcoming debt maturity dates include CAD 496 million in 2026 (including CAD 100 million of the Syndicated credit facility), CAD 377 million in 2027 and CAD 378 million in 2028. 407 ETR DEBT MATURITY PROFILE (CAD MILLION) Senior Bonds Subordinated Bonds Junior Bonds Syndicated credit facility 20 26 20 27 20 28 20 29 20 30 20 31 20 32 20 33 20 34 20 35 20 36 20 37 20 38 20 39 20 40 20 41 20 42 20 43 20 44 20 45 20 46 20 47 20 48 20 49 20 50 20 51 20 52 20 53 20 54 20 55 0 200 400 600 800 407 ETR CREDIT RATING Senior Debt Junior Debt Subordinated Debt Outlook S&P A A- BBB Stable DBRS A A low BBB Stable SCHEDULE 22 407 ETR recorded a CAD 8.1 million Schedule 22 Payment expense for Q1 2026, which will be payable to the Province in 2027. At the end of each reporting period, Management prepares an estimate of the Schedule 22 Payment for the calendar year (Schedule 22 Payment Estimate). The Schedule 22 Payment expense for Q1 2026 is determined by allocating the Schedule 22 Payment Estimate for 2026, on the basis of dividing the toll revenues of Q1 2026 over the total estimated toll revenues for 2026. The Schedule 22 Payment expense for each quarter of 2026 will fluctuate due to the seasonal nature of the business. 407 ETR TOLL RATES 407 ETR implemented a new toll rate and fee rate schedule effective on January 1, 2026. For further details on the Company’s toll rates, please visit 407etr.com. *Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix VI - Alternative Performance Measures FERROVIAL Q1 2026 RESULTS 2

FERROVIAL Q1 2026 RESULTS

DFW MANAGED LANES (USA)

NTE 1-2 (62.97%, GLOBALLY CONSOLIDATED)

Traffic in NTE declined by -3.6% vs. Q1 2025, reflecting the impact of the Capacity Improvement construction works and adverse weather conditions, particularly in January, including more Managed Lanes closures days than in Q1 2025.

(USD million)	Q1 26	Q1 25	VAR.
Transactions (million)	8.3	8.6	-3.6%
Avg. revenue per transaction (USD)	10.0	8.5	18.3%
Revenue	84	74	13.1%
Adjusted EBITDA*	71	64	11.2%
Adjusted EBITDA margin*	84.9%	86.4%	
Adjusted EBIT*	59	55	7.5%
Adjusted EBIT margin*	71.0%	74.7%	

The average **revenue per transaction** reached USD 10.0 in Q1 2026 (+18.3% vs. Q1 2025), positively impacted by favorable traffic mix driven by higher heavy vehicles volumes and the technology enhancements implemented in 2025, improving vehicle classification. Additionally, there was a higher number of Mandatory Mode events[1] vs. Q1 2025.

NTE ADJUSTED EBITDA EVOLUTION (USD million)


45
56
60
64
71
87.2%
88.7%
88.3%
86.4%
84.9%
Q1 22
Q1 23
Q1 24
Q1 25
Q1 26
ADJ. EBITDA*
ADJ. EBITDA margin*

Adjusted EBITDA affected by the accrual of USD 2.4 million of **revenue sharing** for Q1 2026 (USD 1.3 million in Q1 2025).

NTE net debt reached USD 1,473 million in March 2026 (USD 1,480 million in December 2025) with an average cost of 4.46%.

NTE Capacity Improvements: as a result of the success of the project, these Capacity Improvements must be implemented earlier than initially anticipated. The Capacity Improvement project started at the end of 2023 and is expected to be completed by the end of 2026. Ferrovial Construction and Webber are serving as the design-build contractor. As of March 2026, construction progress had advanced to 78%.

CREDIT RATING

	PAB	Bonds	Outlook
Moody's	Baa1	Baa1	Stable
FITCH	BBB+	BBB+	Positive

LBJ (54.60%, GLOBALLY CONSOLIDATED)

In Q1 2026, **traffic** declined by -1.5% vs. Q1 2025, reflecting the negative impact of construction works of adjacent projects and adverse weather conditions, particularly in January, including more Managed Lanes closures days than in Q1 2025.

(USD million)	Q1 26	Q1 25	VAR.
Transactions (million)	10.6	10.8	-1.5%
Avg. revenue per transaction (USD)	5.7	5.1	11.5%
Revenue	61	56	9.8%
Adjusted EBITDA*	50	46	8.9%
Adjusted EBITDA margin*	82.3%	82.9%	
Adjusted EBIT*	39	38	3.9%
Adjusted EBIT margin*	64.1%	67.7%	

The average **revenue per transaction** reached USD 5.7 in Q1 2026 (+11.5% vs Q1 2025), positively impacted by favorable traffic mix driven by higher heavy vehicles volumes and the technology enhancements implemented in 2025, improving vehicle classification.

LBJ ADJUSTED EBITDA EVOLUTION (USD MILLION)


28
35
41
46
50
80.6%
81.8%
82.6%
82.9%
82.3%
Q1 22
Q1 23
Q1 24
Q1 25
Q1 26
ADJ. EBITDA*
ADJ. EBITDA margin*

LBJ net debt was USD 2,011 million in March 2026 (USD 2,036 million in December 2025) with an average cost of 4.03%.

CREDIT RATING

	PAB	TIFIA	Bonds	Outlook
Moody's	Baa1	Baa1	Baa1	Stable
FITCH	BBB+	BBB+	BBB+	Stable

NTE 35W (53.67%, GLOBALLY CONSOLIDATED)

In Q1 2026, **traffic** increased by +1.0% vs. Q1 2025, despite adverse weather conditions, particularly in January, including more Managed Lanes closures days than in Q1 2025, and being negatively impacted by the congestion at an Managed Lane entry/exit point that created bottlenecks, as well as by the finalization of capacity restrictions due to construction works on nearby road 121.

(USD million)	Q1 26	Q1 25	VAR.
Transactions (million)	12.2	12.0	1.0%
Avg. revenue per transaction (USD)	7.8	6.7	17.3%
Revenue	95	80	18.3%
Adjusted EBITDA*	76	65	18.1%
Adjusted EBITDA margin*	80.3%	80.5%	
Adjusted EBIT*	63	53	17.3%
Adjusted EBIT margin*	65.8%	66.4%	

The average **revenue per transaction** reached USD 7.8 in Q1 2026 (+17.3% vs Q1 2025), positively impacted by favorable traffic mix driven by higher heavy vehicles volumes and the technology enhancements implemented in 2025, improving vehicle classification. Additionally, there was a higher number of Mandatory Mode events[1] vs. Q1 2025.

NTE 35W ADJUSTED EBITDA EVOLUTION (USD MILLION)


32
34
63
65
76
85.8%
81.2%
87.8%
80.5%
80.3%
Q1 22
Q1 23
Q1 24
Q1 25
Q1 26
ADJ. EBITDA*
ADJ. EBITDA margin*

Adjusted EBITDA was affected by the accrual of USD 7.5 million of **revenue sharing** for Q1 2026, compared to USD 4.9 million in Q1 2025.

NTE 35W net debt reached USD 1,603 million in March 2026 (USD 1,639 million in December 2025) with an average cost of 5.08%.

CREDIT RATING

	PAB	TIFIA	Outlook
Moody's	Baa1	Baa1	Stable
FITCH	BBB+	BBB+	Stable

[1] Mandatory Mode events occur when tolls are forced to be above the soft cap to guarantee a minimum level of service.

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix VI - Alternative Performance Measures*

3

FERROVIAL Q1 2026 RESULTS

NORTHERN VIRGINIA MANAGED LANES (USA)

I-66 (55.70%, GLOBALLY CONSOLIDATED)

Traffic rose by +8.3% vs. Q1 2025, driven by increased traffic in the corridor, despite worse weather conditions, mainly in January.

(USD million)	Q1 26	Q1 25	VAR.
Transactions (million)	7.9	7.3	8.3%
Avg. revenue per transaction (USD)	8.6	8.2	4.9%
Revenue	72	63	13.6%
Adjusted EBITDA*	58	50	16.1%
Adjusted EBITDA margin*	80.6%	78.9%	
Adjusted EBIT*	33	30	9.5%
Adjusted EBIT margin*	45.6%	47.3%	

The average **revenue per transaction** reached USD 8.6 in Q1 2026, +4.9% vs. Q1 2025.

I-66 ADJUSTED EBITDA EVOLUTION (USD MILLION)



18
37
50
58
68.4%
77.2%
78.9%
80.6%
Q1 23
Q1 24
Q1 25
Q1 26
ADJ. EBITDA*
ADJ. EBITDA margin*

I-66 net debt reached USD 1,715 million in March 2026 (USD 1,748 million in December 2025) with an average cost of 3.58%.

CREDIT RATING

	PAB	TIFIA	Outlook
Moody's	Baa3	Baa3	Positive
FITCH	BBB	BBB	Positive

NORTH CAROLINA MANAGED LANES (USA)

I-77 (72.24%, GLOBALLY CONSOLIDATED)

Traffic decreased by -5.6% vs. Q1 2025, largely due to adverse weather conditions throughout Q1 2026 and an exceptionally strong traffic uplift in Q1 2025 caused by hurricane Helene related alternative lane closures.

(USD million)	Q1 26	Q1 25	VAR.
Transactions (million)	9.1	9.6	-5.6%
Avg. revenue per transaction (USD)	3.3	2.8	14.2%
Revenue	30	28	7.6%
Adjusted EBITDA*	15	17	-11.9%
Adjusted EBITDA margin*	49.5%	60.4%	
Adjusted EBIT*	11	14	-19.0%
Adjusted EBIT margin*	37.6%	49.9%	

The average **revenue per transaction** reached USD 3.3 in Q1 2026, +14.2% compared to Q1 2025, positively impacted by higher toll rates.

I-77 ADJUSTED EBITDA EVOLUTION (USD MILLION)



6
13
16
17
15
53.3%
69.3%
68.7%
60.4%
49.5%
Q1 22
Q1 23
Q1 24
Q1 25
Q1 26
ADJ. EBITDA*
ADJ. EBITDA margin*

Adjusted EBITDA was affected by the accrual of USD 8.0 million in **revenue sharing** for Q1 2026, **including the revenue share from extended vehicles,** compared to USD 4.3 million in Q1 2025. Adjusted EBITDA was negatively impacted by the increase in revenue share resulting from a step-up in the revenue-share band, moving from the 25% band to the 50% band. This negative impact on adjusted EBITDA is largely a first-year effect and is expected to normalize over time as revenues grow within the new band.

I-77 net debt was USD 452 million in March 2026 (USD 465 million in December 2025) with an average cost of 6.24%.

CREDIT RATING

	PAB	USPP NOTES	Outlook
FITCH	BBB+	BBB+	Stable
DBRS	BBB	BBB	Stable

IRB (INDIA)

IRB INFRASTRUCTURE DEVELOPERS (IRB) (19.86%, EQUITY-ACCOUNTED)

Ferrovial's Q1 2026 and Q1 2025 results do not include IRB's contribution for that period , based on IRB's financial calendar.

IRB INFRASTRUCTURE TRUST (23.99%, EQUITY-ACCOUNTED)

IRB Infrastructure Trust ("Private InvIT") manages a portfolio of 12 highways in operation plus 1 under construction across India.

Ferrovial's Q1 2026 and Q1 2025 results do not include IRB Infrastructure Trust's contribution for that period, based on IRB Infrastructure Trust's financial calendar.

ASSETS UNDER DEVELOPMENT

(EUR million)	INVESTED CAPITAL	PENDING COMMITTED CAPITAL	NET DEBT 100%	CINTRA SHARE
Equity Consolidated	741	162	1,562	
Anillo Vial Periférico	31	147	0	35.0%
IRB Private InvIT	710	15	1,562	24.0%

- **Anillo Vial Periférico (Lima, Peru):** a Cintra led-consortium, signed the concession contract to develop the Anillo Vial Periférico (Peripheral Ring Road) in Lima under a concession format with an investment of USD 3.4 billion in November 2024. This amount includes contributions from public funds by the Public Administration. Ferrovial, through Cintra, owns 35% of the consortium. This project comprises the design, financing, construction, management and maintenance of a 34.8 km urban highway.
- **IRB Private InvIT (India)**: On December 27, 2024, IRB Private InvIT acquired 80.4% of the Ganga Expressway. When IRB Private InvIT acquires the remaining 19.6% of the Ganga Expressway, Ferrovial's investment in IRB Private InvIT is expected to increase by EUR 15 million.

TENDERS PENDING

Ferrovial remains focused on the U.S. as its key market, and continues to closely monitor private initiatives:

- In February 2025, a Cintra-led consortium was shortlisted for bidding on the **I-285 East Express Lanes** in Atlanta (Georgia). The project consists of the implementation of Managed Lanes along 34 miles of the highly congested ring road; bid submission is anticipated during H2 2026. Additionally, the Georgia DOT expects to issue the request for qualification (RFQ) for the **I-285 West Express Lanes** before the end of 2026, the project will cover 12 miles.
- Additionally, a Cintra-led consortium was shortlisted for bidding on the **I-24 Southeast Choice Lanes** project in Tennessee; bid submission is anticipated during H2 2026. The project will span 26 miles, covering the area between I-40 in Nashville and I-840 in Murfreesboro.
- In February 2026, Ferrovial-led consortium was shortlisted for bidding on the **I-77 South Express Lanes project.** The project will add 11 miles of Managed Lanes; bid submission is anticipated during H1 2027.
- Ferrovial continues to analyze and promote P3 projects in several States in the U.S.

In addition to these opportunities in the U.S., Cintra is active in other geographies where selective investments could be pursued. As an example, Cintra was shortlisted for the bidding of **D35 Highway** project (Czech Republic) in December 2024, which follows an availability payment concession model; bid submission is expected during H2 2026. The project involves the total reconstruction of an existing 35 km section of D35, as well as the operation and maintenance of this section and an adjacent 17 km section reconstructed by third parties.

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix VI - Alternative Performance Measures*

4

FERROVIAL Q1 2026 RESULTS

Airports

NEW TERMINAL ONE AT JFK (49%, EQUITY-ACCOUNTED) – USA

As of March 31, 2026, Ferrovial has contributed USD 1,068 million of equity to the NTO (New Terminal One) project at New York's John F. Kennedy International Airport. Ferrovial's total equity commitment for the project is USD 1,142 million. The next equity contribution of USD 74 million will take place in 2026, and it will be the last one scheduled.

In terms of schedule, the contractor has communicated an updated target completion date for the first phase of construction of fall 2026, with the concession contract ending in 2060.

NTO continues to progress, facing a crucial year for construction and integration. As of March 2026, JFK New Terminal One reached 87% overall physical progress, with significant advances across the Headhouse and East Pier, including active fit-out of airline lounges, commercial spaces, and critical airport infrastructure Operational Readiness and Airport Transfer (ORAT) and certification, with the first set of ORAT trials started in Q1 2026.

As of the date of this publication, NTO has reached 30 agreements with airlines[1], including contracts executed with 21 airlines and 9 letters of intent (LOIs). Additionally, advanced discussions are currently ongoing with several leading international carriers.

(EUR million)	INVESTED CAPITAL	PENDING COMMITTED CAPITAL	NET DEBT 100%	FERROVIAL SHARE
NTO	978	64	4,509	49%

Credit rating

	Green Bonds 2023	Green Bonds 2024	Green Bonds 2025	Outlook
Moody's	Baa3	Baa3	Baa3	Stable
Fitch	BBB-	BBB-	BBB-	Stable
Kroll	BBB-	BBB-	BBB-	Stable

DALAMAN (60%, GLOBALLY CONSOLIDATED) – TURKEY

Traffic: number of passengers reached 0.3 million in Q1 2026, +9.8% vs. Q1 2025, mainly driven by higher domestic traffic, partly offset by lower international volumes impacted by Middle East geopolitical challenges, reflecting the low-season mix. On a full-year basis, Dalaman remains predominantly international. The peak season started in late March.

(EUR million)	Q1 26	Q1 25	VAR.
Traffic (mn passengers)	0.3	0.3	9.8%
Revenue	3	3	2.3%
Adjusted EBITDA*	-1	-1	n.s.
Adjusted EBITDA margin*	n.s.	n.s.	
Adjusted EBIT*	-2	-3	n.s.
Adjusted EBIT margin*	n.s.	n.s.	

Revenue reached EUR 3 million in Q1 2026 (+2.3% vs Q1 2025), **adjusted EBITDA** stood at EUR -1 million in Q1 2026 driven by the strong performance of domestic passengers, which are overweighted given that 1Q falls within the off-peak season.

Dalaman net debt stood at EUR 64 million as of March 31, 2026 (EUR 59 million as of December 31, 2025).

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix VI - Alternative Performance Measures*



[1] *This figure counts Korean Air and Asiana Airlines separately.*

5

FERROVIAL Q1 2026 RESULTS

Construction

Revenue	**EUR 1,625 million**	**+6.9%**	**LfL growth***
Adjusted EBIT*	**EUR 50 million**	**3.1%**	**Adjusted EBIT* margin**

Revenue increased by +6.9% LfL vs. Q1 2025, with significant growth seen in North America (+35%). North America contributed 42% to revenue, while Poland accounted for 22%.

Adjusted EBIT amounted to EUR 50 million, with a stable adjusted EBIT margin reaching 3.1%, compared to the 3.3% reported in Q1 2025, mainly as a result of higher bidding costs in the United States as well as in technology and IT systems projects. Details by subdivision:

- **Budimex**: Revenue decreased by -11.9% LfL vs. Q1 2025, mainly due to adverse weather conditions, which affected all business segments. The adjusted EBIT margin in Q1 2026 stood at 6.5%, remaining broadly stable compared with 6.4% in Q1 2025.
- **Webber:** Revenue increased by +37.6% LfL vs. Q1 2025, largely driven by the execution of Civil Works projects and an improved positioning across East Coast states, underpinned by strong contract awards in recent years. The adjusted EBIT margin stood at 3.2% in Q1 2026, above the 2.6% achieved in Q1 2025.
- **Ferrovial Construction:** Revenue grew by +1.7% LfL vs. Q1 2025, mainly driven by a higher contribution from the United States, which offset the decline in Spain resulting from the heavy rainfall recorded in Q1 2026.

  The adjusted EBIT margin was 1.4% in Q1 2026 (2.0% in Q1 2025). The adjusted EBIT continued to reflect the positive results achieved in recent quarters, driven by effective risk mitigation in the final phases of projects and improved execution as projects advanced beyond their initial stages. Profitability in 2026 was also affected by significant investment effort in bidding for projects in USA in the coming years, as well as by costs related to digitalization and IT systems.

Q1 2026 ORDER BOOK* & LFL CHANGE VS DECEMBER 2025:
(EUR million)


LfL growth*
-3.4%
+15.1%
-4.4%
7,584
4,576
5,395
F. Construction
Budimex
Webber

The **order book*** remained at a record-high level of EUR 17,555 million as of March 2026, representing a +0.5% LfL increase compared with December 2025.The Civil Works segment continued to account for the largest share of the order book (69%), while maintaining a highly selective approach to tender participation. North America accounted for 45% of the order book, followed by Poland with 25%.

The percentage of the construction order book (excluding Budimex) from projects with Ferrovial reached 4% in March 2026, in line with December 2025.

As of March 2026, the order book figure does not include pre-awarded contracts or contracts pending of commercial or financial close, amounting to approximately EUR 1,270 million. These primarily consist of contracts from Budimex (EUR 545 million) and Ferrovial Construction (EUR 725 million) related to the Anillo Vial Periferico project in Peru.

P&L DETAILS (EUR million)

CONSTRUCTION	Q1 26	Q1 25	VAR.	LfL growth*
Revenue	1,625	1,584	2.6%	6.9%
Adjusted EBITDA*	95	87	9.1%	12.2%
Adjusted EBITDA margin*	5.8%	5.5%		
Adjusted EBIT*	50	52	-4.3%	-3.1%
Adjusted EBIT margin*	3.1%	3.3%		
Order book*/**	17,555	17,438	0.7%	0.5%

BUDIMEX	Q1 26	Q1 25	VAR.	LfL growth*
Revenue	353	404	-12.6%	-11.9%
Adjusted EBITDA*	36	35	1.1%	2.0%
Adjusted EBITDA margin*	10.1%	8.8%		
Adjusted EBIT*	23	26	-10.5%	-9.8%
Adjusted EBIT margin*	6.5%	6.4%		
Order book*/**	4,576	4,048	13.0%	15.1%

WEBBER	Q1 26	Q1 25	VAR.	LfL growth*
Revenue	513	414	24.0%	37.6%
Adjusted EBITDA*	32	24	36.1%	49.2%
Adjusted EBITDA margin*	6.3%	5.8%		
Adjusted EBIT*	16	11	49.8%	62.4%
Adjusted EBIT margin*	3.2%	2.6%		
Order book*/**	5,395	5,556	-2.9%	-4.4%

F. CONSTRUCTION	Q1 26	Q1 25	VAR.	LfL growth*
Revenue	759	767	-1.0%	1.7%
Adjusted EBITDA*	27	28	-3.9%	-4.1%
Adjusted EBITDA margin*	3.5%	3.6%		
Adjusted EBIT*	10	15	-32.6%	-34.4%
Adjusted EBIT margin*	1.4%	2.0%		
Order book*/**	7,584	7,834	-3.2%	-3.4%

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix VI - Alternative Performance Measures*
***Order book vs. December 2025.*

6

FERROVIAL Q1 2026 RESULTS

Consolidated Net Debt

CONSOLIDATED NET DEBT*

(EUR million)	MAR-26	DEC-25
Cash and cash equivalents from ex-infrastructure project companies	-4,416	-4,070
Short and long-term borrowings from ex-infrastructure project companies	3,292	2,810
Other from ex-infrastructure project companies**	-95	-81
Consolidated Net Debt of ex-infrastructure project companies*	**-1,218**	**-1,341**
Cash and cash equivalents from infrastructure project companies	-230	-201
Short and long-term borrowings from infrastructure project companies	7,828	7,617
Other from infrastructure project companies***	-317	-183
Consolidated Net Debt of infrastructure project companies*	**7,282**	**7,234**
Consolidated Net Debt*	**6,064**	**5,893**

CONSOLIDATED BORROWINGS

MAR-26 (EUR million)	Ex-infrastructure project companies	Infrastructure project companies	Consolidated
Short and long-term borrowings	3,292	7,828	11,120
% fixed	99.4%	95.7%	96.8%
% variable	0.6%	4.3%	3.2%
Average rate	2.3%	4.5%	3.9%
Average maturity (years)	3	18	13

CONSOLIDATED NET DEBT*

Cash and cash equivalents	**EUR -4,416 million**
Borrowings and other	**EUR 3,197 million**
Consolidated Net Debt ex-infrastructure project companies*	**EUR -1,218 million**

LIQUIDITY*

(EUR million)	MAR-26
Cash and cash equivalents	4,416
Undrawn credit lines	1,025
Other	11
Total Liquidity ex-infrastructure projects	**5,451**

DEBT MATURITIES (EUR million)

2026*	2027	2028	> 2029
834	70	500	1,901

(*) In 2026, ex-infrastructure debt includes outstanding ECP (Euro Commercial Paper), which at March 31st, 2026, had a carrying amount of EUR 46 million (2.032% average rate) and maturing in 2026.

RATING

Standard & Poor's	**BBB / stable**
Fitch Ratings	**BBB / stable**

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix VI - Alternative Performance Measures*

***Other from ex-infrastructure project companies includes non-current restricted cash, forwards hedging and cross currency swaps balances, intragroup position balances and other short term financial assets, as explained under section 2.1 (Consolidated Net Debt) of the Alternative Performance Measures.*

****Other from infrastructure project companies includes short and long term borrowings, non-current restricted cash and intragroup position balances, as explained under section 2.1 (Consolidated Net Debt) of the Alternative Performance Measures.*



7

FERROVIAL Q1 2026 RESULTS

CHANGE IN CONSOLIDATED NET DEBT OF EX-INFRASTRUCTURE PROJECT COMPANIES (EUR MILLION)*/**


CASH FLOWS EUR +346 M
OPERATING (EUR +86 M)
INVESTING (EUR -4 M)
FINANCING (EUR +264 M)
8
144
(46)
(21)
(48)
27
17
(162)
421
6
4,070
CASH
4,416
CASH
DEBT & OTHERS
2,729
DEBT & OTHERS
3,197
Dividends from projects
Construction Op. Cash Flow (ex-tax payments, ex-dividends)
Other cash flows from (used in) operating activities (ex-tax payments)
Tax payments
Cash flows from (used in) investing activities (ex-Interests received & ex-Divestments)
Interest received and other investing activities cash flows
Divestments
Cash dividend and treasury share purchases
Other cash flows from (used in) financing activities
Effect of exchange rate on Cash & Cash equivalents
CHANGES IN DEBT AND OTHER NET DEBT COMPONENTS EUR +468 M
NET DEBT EUR -1,341M
FY 2025
NET DEBT EUR -1,218M
Q1 2026

(**) Due to rounding, numbers may not add up precisely.
Ferrovial's consolidated net debt includes Budimex's consolidated net debt at 100% that reached EUR -655 million in December 2025 and EUR -645 million in March 2026.

Cash and cash equivalents at ex-infrastructure project companies stood at EUR 4,416 million in March 2026 vs. EUR 4,070 million in December 2025. The main drivers of this change were:

- **Dividends from projects** amounted to EUR 8 million, mainly from IRB (India) and Silvertown Tunnel (UK).
- **Construction operating cash flow (ex- tax payments, ex-dividend)** reached EUR 144 million, mainly driven by pre-payments and compensations received in the US and Canada.
- **Tax payments** reached EUR -21 million, including EUR -18 million of corporate income tax in Budimex.
- **Investments** totaled EUR -48 million, mainly due to Construction (EUR -24 million) and Energy related contributions (EUR -19 million, of which Leon accounts for EUR -17 million).
- **Interest received and other investing activities cash flow** amounted to EUR 27 million, mainly related to cash remuneration.
- **Divestments** reached EUR 17 million, largely driven by Services business-related.
- **Cash dividend and treasury share purchases** amounted to EUR -162 million, corresponding to share repurchases made under the repurchase buyback program announced in December 2025.
- **Other cash flows from (used in) financing activities** amounted to EUR 421 million, including the bond issuance in March (EUR 500 million), offset by financial leases (EUR -31 million) and interest payments (EUR -15 million).
- **Effect of exchange rate on Cash & Cash equivalents** was EUR 6 million.

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix VI - Alternative Performance Measures*

8

Appendix I – Scrip dividend, share buy-back and cancellation of shares SCRIP DIVIDEND On May 7, 2026 Ferrovial announced an interim scrip dividend of EUR 400 million in aggregate, payable in cash or shares at the election of Ferrovial's shareholders, against Ferrovial's reserves. The number of existing Ferrovial shares entitled to receive one additional Ferrovial share (the "Ratio") will be determined based on the volume weighted average price of all traded Ferrovial shares on the Spanish Stock Exchanges on May 29, and on June 1 and 2, 2026. Ferrovial will calculate the Ratio such that the gross EUR value of dividend in shares will be approximately equal to the gross dividend in cash. The Ratio and the number of Ferrovial shares to be delivered in connection with the scrip dividend is expected to be announced on June 11, 2026. Ferrovial shareholders are given the opportunity to indicate their election between cash and Ferrovial shares, from May 20, 2026 to June 2, 2026. The dividend payment date is expected to be from June 15, 2026. SHARE BUY-BACK December 2025-October 2026 repurchase program On December 12, 2025, Ferrovial announced the implementation of a repurchase program with the following key terms: • Purpose: to repurchase Ferrovial shares in the context of actions related to future projects consistent with the strategic objectives Ferrovial intends to pursue, for industrial projects, or other transactions or corporate actions involving the assignment or disposition of treasury shares. • Maximum investment: EUR 800 million. In no case may the number of shares to be acquired exceed 15 million Ferrovial shares, representing approximately 2.04% of Ferrovial’s issued share capital as of the date of the announcement. • Duration: the repurchase program is authorized for the period from 15 December 2025 up to 15 October 2026 (both dates included), without prejudice to Ferrovial’s ability to extend the program’s duration in view of the prevailing circumstances and in the interest of Ferrovial and its stakeholders. • Ferrovial reserves the right to terminate the repurchase program, in accordance with applicable law, if, prior to its term, it has reached the maximum investment amount or the maximum number of shares authorized, or if any other circumstance makes it advisable to do so. As of March 31, 2026, 3,304,894 shares were repurchased under this program for a total of EUR 191 million since its inception on December 15, 2025. CANCELLATION OF ORDINARY SHARES On March 11, 2026, Ferrovial cancelled 4,200,000 treasury shares repurchased under its June-December 2025 repurchase program. Appendix II – Shareholder Structure This information is based on Ferrovial’s SE substantial holdings (i.e., shareholdings equal or above 3% of the issued share capital) filed with the public register of the Dutch Authority for the Financial Markets Authority (AFM - Autoriteit Financiële Markten) as of March 31, 2026: 21.53% 10.03% 8.64% 4.38% 55.41% R. del Pino Calvo-Sotelo TCI Fund Management Ltd M. del Pino y Calvo-Sotelo BlackRock Free Float FERROVIAL Q1 2026 RESULTS 9

FERROVIAL Q1 2026 RESULTS

Appendix III – Highways details by asset

HIGHWAYS – GLOBAL CONSOLIDATION

(EUR million)	TRAFFIC (Million of transactions)			REVENUE			ADJ. EBITDA*			ADJ. EBITDA MARGIN*		NET DEBT*	
Global consolidation	Q1 26	Q1 25	VAR.	Q1 26	Q1 25	VAR.	Q1 26	Q1 25	VAR.	Q1 26	Q1 25	Q1 26	SHARE
NTE	8	9	-3.6%	71	70	1.7%	61	61	0.0%	84.9%	86.4%	1,276	63.0%
LBJ	11	11	-1.5%	52	53	-1.3%	43	44	-2.0%	82.3%	82.9%	1,742	54.6%
NTE 35W	12	12	1.0%	81	76	6.4%	65	61	6.2%	80.3%	80.5%	1,389	53.7%
I-77	9	10	-5.6%	25	26	-3.2%	13	16	-20.8%	49.5%	60.4%	392	72.2%
I-66	8	7	8.3%	61	60	2.2%	50	47	4.4%	80.6%	78.9%	1,486	55.7%
TOTAL USA				**292**	**286**	**2.1%**	**231**	**229**	**0.8%**			**6,285**	
Autema**	21,369	20,232	5.6%	22	20	7.5%	20	18	7.8%	90.0%	89.8%	538	76.3%
Aravia**	41,022	38,854	5.6%	14	12	9.1%	12	10	12.0%	85.9%	83.6%	-44	100.0%
TOTAL SPAIN				**36**	**33**	**8.1%**	**31**	**29**	**9.3%**			**495**	
Via Livre				3	3	-3.2%	1	0	n.s.	27.9%	8.5%	-6	84.0%
TOTAL PORTUGAL				**3**	**3**	**-3.2%**	**1**	**0**	**n.s.**			**-6**	
TOTAL HEADQUARTERS AND OTHER***				**6**	**3**	**102.5%**	**-28**	**-23**	**-22.1%**			**13**	
TOTAL HIGHWAYS				**336**	**324**	**3.6%**	**235**	**235**	**-0.1%**	**69.9%**	**72.5%**	**6,786**	

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix VI - Alternative Performance Measures*

***Traffic in ADT (Average Daily Traffic)*

****Revenue and Adjusted EBITDA include Headquarters and Other, while Net Debt refers only to Next Move*

HIGHWAYS – EQUITY-ACCOUNTED

(EUR million)	TRAFFIC			REVENUE			EBITDA			ADJ. EBITDA MARGIN*		NET DEBT	
Equity accounted	Q1 26	Q1 25	VAR.	Q1 26	Q1 25	VAR.	Q1 26	Q1 25	VAR.	Q1 26	Q1 25	Q1 26	SHARE
407 ETR (VKT million)	567	524	8.2%	306	271	12.8%	251	213	18.0%	81.9%	78.3%	6,429	48.3%
Silvertown Tunnel				16	15	9.8%	14	13	5.5%	57.4%	50.6%	1,357	22.5%
Ruta del Cacao				30	27	11.2%	26	21	22.0%	60.5%	68.3%	255	30.0%
EMESA**				0	48	n.s.	0	27	n.s.	n.s.	55.6%	8	50.0%
Toowoomba				6	6	0.4%	1	1	8.0%	24.1%	22.4%	194	40.0%
OSARs				2	1	29.4%	1	1	-2.0%	66.6%	87.9%	186	50.0%
Zero ByPass (Bratislava)				9	9	1.1%	8	8	-0.6%	84.0%	85.5%	748	35.0%

*** In December 2025, Madrid City Council acquired the 20% stake in Calle 30 previously held by EMESA (Ferrovial holds a 50% stake in EMESA).*

Appendix IV – Exchange rate movements

Exchange rates expressed in units of currency per Euro, with negative variations representing euro depreciation and positive variations euro appreciation.

	LAST EXCHANGE RATE (BALANCE SHEET)	CHANGE 2026/2025	AVERAGE EXCHANGE RATE (P&L)	CHANGE 2026/2025
GBP	0.8732	0.1%	0.8682	3.9%
US Dollar	1.1541	-1.7%	1.1704	11.2%
Canadian Dollar	1.6081	-0.1%	1.6054	6.3%
Polish Zloty	4.2962	1.8%	4.2352	0.8%
Australian Dollar	1.6761	-4.7%	1.6839	0.4%
Indian Rupee	108.9958	3.3%	107.1466	17.5%

Appendix V – Events after the Reporting Period

FERROVIAL'S CONVERSION FROM A SOCIETAS EUROPAEA (SE) INTO A DUTCH PUBLIC LIMITED LIABILITY COMPANY (N.V.)

On 9 April 2026, Ferrovial 2026 Shareholders Meeting approved the conversion of Ferrovial's corporate form from a Societas Europaea (SE) into a Dutch public limited liability company (N.V.) (the "Conversion"). On 30 April 2026, the Conversion became effective and the legal and commercial name of Ferrovial changed from Ferrovial SE to Ferrovial N.V. As a consequence of the Conversion, Ferrovial retains its legal personality; all assets, liabilities, rights, obligations and other legal relationships remain with Ferrovial N.V.; and Ferrovial's shares remain issued and continue to be listed and traded on the same stock exchanges. Detailed information on the Conversion is available in the agenda and explanatory notes for the 2026 Shareholders Meeting at Annual Shareholders Meeting | Ferrovial

10

Appendix VI – Alternative Performance Measures This quarterly results report presents selected financial and operating information that has not been audited. This information has been prepared in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code. In addition, in this quarterly results report the management provides other selected non-IFRS regulated financial measures, that Ferrovial refers to as “APMs” (Alternative Performance Measures) according to the directives of European Securities and Markets Authority (ESMA) or “Non-IFRS measures”. In this quarterly results report, Ferrovial have considered the following non-IFRS measures: • Non-IFRS measures related to operating results, including Adjusted EBIT and Adjusted EBIT Margin, Adjusted EBITDA and Adjusted EBITDA Margin, Comparable or “Like-for-like” (“LfL”) Growth and Order Book. • Non-IFRS measures related to liquidity and capital resources, including Consolidated Net Debt and Ex-Infrastructure Liquidity. These non-IFRS measures and APMs are not audited and should not be considered as alternatives to information included in this quarterly results report, such as operating result, revenue, cash generated from operating activities or any other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or liquidity. Ferrovial believes that these measures are metrics commonly used by investors to evaluate our performance and that of our competitors. Ferrovial further believes that the disclosure of these measures is useful to investors, as these measures form the basis of how our executive team and the Board evaluate our performance. By disclosing these measures, Ferrovial believes that Ferrovial creates for investors a greater understanding of, and an enhanced level of transparency into, some of how our management team operates and evaluates us and facilitates comparisons of the current period’s results with prior periods. While similar measures are widely used in the industry in which Ferrovial operate, the financial measures Ferrovial use may not be comparable to similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with EU- IFRS. 1. Non-IFRS Measures: Operating Results 1.1 Adjusted EBIT and Adjusted EBIT Margin Adjusted EBIT is defined as our operating profit/(loss) for the period excluding impairment and disposal of fixed assets. Ferrovial reconciles Adjusted EBIT to operating profit/(loss) instead of net profit/(loss) because that is the most directly comparable measure presented in accordance with EU-IFRS in this quarterly results report. Adjusted EBIT is a non-IFRS financial measure and should not be considered as an alternative to operating profit/(loss) or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBIT does not have a standardized meaning and, therefore, cannot be compared to Adjusted EBIT of other companies. Adjusted EBIT Margin is defined as Adjusted EBIT divided by our revenue for the relevant period. The detailed reconciliation of our Adjusted EBIT to our operating profit/(loss) can be found in the selected financial information available at https://www.ferrovial.com/en/ir-shareholders/financial- information/quarterly-financial-information/ (Excel file: Q1 2026 Alternative Performance Measures). It includes reconciliation of our Construction subdivisions, USA Highways and Airports subdivisions. 1.2 Adjusted EBITDA and Adjusted EBITDA Margin Adjusted EBITDA is defined as our operating profit/(loss) for the period excluding impairment and disposal of fixed assets and charges for fixed asset and right of use of leases depreciation and amortization. Ferrovial reconciles Adjusted EBITDA to operating profit/(loss) instead of net profit/(loss) because that is the most directly comparable measure presented in accordance with EU-IFRS in this quarterly results report. Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to operating profit/(loss) or any other measure of our financial performance calculated in accordance with IFRS. Ferrovial uses Adjusted EBITDA to provide an analysis of our operating results, excluding depreciation and amortization, as they are non-cash variables, which can vary substantially from company to company depending on accounting policies and accounting valuation of assets. Adjusted EBITDA is used as an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. Adjusted EBITDA is a measure which is widely used to track our performance and profitability as well as to evaluate each of our businesses and the level of debt by comparing the Adjusted EBITDA with Consolidated Net Debt. However, Adjusted EBITDA does not have a standardized meaning and, therefore, cannot be compared to Adjusted EBITDA of other companies. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by our revenues for the relevant period. The detailed reconciliation of our Adjusted EBITDA to our operating profit/(loss) can be found in the selected financial information available at https://www.ferrovial.com/en/ir-shareholders/financial- information/quarterly-financial-information/ (Excel file: Q1 2026 Alternative Performance Measures). It includes reconciliation of our Construction subdivisions, USA Highways and Airports subdivisions. 1.3 Comparable or “Like-for-like” (“LfL”) Growth Comparable Growth, also referred to as “Like-for-like” Growth (“LfL”), corresponds to the relative year-on-year variation in comparable terms of the figures for revenue, Adjusted EBIT and Adjusted EBITDA. Comparable or “Like-for-like” (“LfL”) Growth is a non-IFRS financial measure and should not be considered as an alternative to revenues, operating profit/(loss) or any other measure of our financial performance calculated in accordance with IFRS. Comparable or “Like- for-like” (“LfL”) Growth is calculated by adjusting each year, in accordance with the following rules: • Elimination of the exchange-rate effect, calculating the results of each period at the rate in the current period. • Elimination from Adjusted EBIT of each period the impact of fixed asset impairments. • In the case of disposals of any of our companies and loss of control thereto, elimination of the operating results of the disposed company when the impact effectively occurred in the previous year, or if it occurred in the year under analysis, considering the same number of months in both periods, to achieve the homogenization of the operating result. • Elimination of the restructuring costs in all periods. • In acquisitions of new companies which are considered material, elimination in the current period of the operating results derived from those companies except in the case where this elimination is not possible due to the high level of integration with other reporting units. Material companies are those the revenue of which represent ≥5% of the reporting unit’s revenue before the acquisition. • In the case of changes in the accounting model of a specific contract or asset, when material, application of the same accounting model to the previous year’s operating result. • Elimination of other non-recurrent impacts (mainly related to tax and human resources) considered relevant for a better understanding of our underlying results in all periods. Ferrovial uses Comparable or “Like-for-like” (“LfL”) Growth to provide a more homogenous measure of the underlying profitability of its businesses, excluding non-recurrent elements which would induce a misinterpretation of the reported growth, impacts such as exchange- rate movements, or changes in the consolidation perimeter which distort the comparability of the information. FERROVIAL Q1 2026 RESULTS 11

Additionally, Ferrovial believes that it allows us to provide homogenous information for better understanding of the performance of each of our businesses. The detailed reconciliation of our revenues on like-for-like basis to our revenues, Adjusted EBIT/EBITDA on like-for-like basis to our operating profit/(loss), by business division, can be found in the selected financial information available at https://www.ferrovial.com/en/ir- shareholders/financial-information/quarterly-financial-information/ (Excel file: Q1 2026 Alternative Performance Measures). 1.4 Order Book Order Book corresponds to our revenue which is pending execution corresponding to those contracts of the Construction Business Division which Ferrovial has signed and over which Ferrovial expects to be executed in the future. The Order Book is calculated by adding the contracts of the actual year to the balance of the contract Order Book at the end of the previous year, less the income recognized in the current year. The total income from a contract corresponds to the agreed price or rate corresponding to the delivery of goods and/or the rendering of the contemplated services. If the execution of a contract is pending the closure of financing, the income from said contract will not be added to the calculate the Order Book until said financing is closed. Ferrovial uses the Order Book as an indicator of our future income, as it reflects, for each contract, the final revenue minus the net amount of work performed. There is no comparable financial measure to the Order Book in IFRS. This reconciliation is based on the order book value of a specific construction being comprised of its contracting value less the construction work completed, which is the main component of the sales figure. Therefore, it is not possible to present a reconciliation of the Order Book to our Financial Statements. Ferrovial believes the difference between the construction work completed and the revenue reported for the Construction Business Division in the Financial Statements is attributable to the fact that these are subject to, among others, the following adjustments: (i) consolidation adjustments, (ii) charges to joint ventures, (iii) sale of machinery, and (iv) reverse factoring income. 2. Non-IFRS Measures: Liquidity and Capital Resources 2.1 Consolidated Net Debt Consolidated Net Debt corresponds to our balance of cash and cash equivalents minus short and long-term borrowings and other financial items that include our non-current restricted cash, the balance related to exchange-rate derivatives (covering both the debt issuance in currency other than the currency used by the issuing company, through forward hedging derivatives, and cash positions that are exposed to exchange rate risk, through cross currency swaps) and other short term financial assets. Lease liabilities are not part of the Consolidated Net Debt. Consolidated Net Debt is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. Ferrovial further breaks down our Consolidated Net Debt into two categories: • Consolidated Net Debt of infrastructure project companies: corresponds to our infrastructure project companies, which has no recourse to us, as a shareholder, or with recourse limited to the guarantees issued. • Consolidated Net Debt of ex-infrastructure project companies: corresponds to our other businesses, including our holding companies and other companies that are not considered infrastructure project companies. The debt included in this category generally has recourse to the Group. Ferrovial also discusses the evolution of our Consolidated Net Debt during any relevant period and split it into two categories: (i) Consolidated Net Debt of ex-infrastructure project companies and (ii) Consolidated Net Debt of infrastructure project companies, separated into the following items: 1. change in cash and cash equivalents, as reported in our consolidated cash flows statement for the relevant period; 2. change of our short and long-term borrowings for the relevant period; and change in additional financial items that Ferrovial considers part of our Consolidated Net Debt including changes of non-current restricted cash, changes in balance related to exchange-rate derivatives, changes in intragroup position balances and changes in other short-term financial assets. The reconciliation of Consolidated Net Debt to our cash and cash equivalents, as well as changes in Consolidated Net Debt of ex- infrastructure project companies to our Consolidated Cash Flow can be found in the selected financial information available at https:// www.ferrovial.com/en/ir-shareholders/financial-information/ quarterly-financial-information/ (Excel file: Q1 2026 Alternative Performance Measures). 2.2 Ex-Infrastructure Liquidity Ex-Infrastructure Liquidity corresponds to the sum of the cash and cash equivalents raised by our ex-infrastructure projects, long-term restricted cash, as well as the committed short and long-term credit facilities which remain undrawn by the end of each period (corresponding to credits granted by financial entities which may be drawn by us within the terms, amount and other conditions agreed in each contract) and forward hedging cash flows. Ferrovial uses Ex-Infrastructure Liquidity to determine our liquidity to meet any financial commitment in relation to our ex-infrastructure projects. The following table present the ex-infrastructure liquidity for the periods indicated. The detailed reconciliation of Ex-Infrastructure Liquidity can be found in the selected financial information available at https:// www.ferrovial.com/en/ir-shareholders/financial-information/ quarterly-financial-information/ (Excel file: Q1 2026 Alternative Performance Measures). FERROVIAL Q1 2026 RESULTS 12